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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/27/2015 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 4th Avenue South
(No. and Street)

Minneapolis	MN	55415-1624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard V.Vaillancourt — 612-844-3237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

45 South 7th St, Suite 3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STATEMENT OF FINANCIAL CONDITION

Thrivent Distributors, LLC
SEC File Number: 8-69606
For the Period Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

THRIVENT® DISTRIBUTORS, LLC

OATH OR AFFIRMATION

I, Gerard V.Vaillancourt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Distributors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER M OLSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/22

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrivent Distributors, LLC
Statement of Financial Condition
December 31, 2016

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Thrivent Distributors, LLC:

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial condition of Thrivent Distributors, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2017

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, F: (612) 373 7160, www.pwc.com/us

Thrivent Distributors, LLC
Statement of Financial Condition
December 31, 2016
(in thousands)

Assets		
Cash and cash equivalents	$	12,989
Receivables:		
Distribution fees from associated mutual funds		2,610
Due from affiliates		2,952
Due from other entities		248
Deferred tax assets		247
Other assets		65
Total assets	$	19,111
Liabilities and members' equity		
Due to affiliates	$	7,834
Other accrued liabilities		164
Income tax payable		246
Total liabilities		8,244
Commitments and contingencies (see note 7)		
Members' equity:		
Additional paid - in capital		10,850
Retained earnings		17
Total members' equity		10,867
Total liabilities and members' equity	$	19,111

The accompanying notes are an integral part of these financial statements

Thrivent Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2016
(in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Distributors, LLC (the "Company") is organized under the laws of the State of Delaware and was incorporated in the State of Delaware on the 23rd of February 2015. The Company is a wholly owned subsidiary of Thrivent Financial Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society and registered investment adviser. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA membership was approved and authorized on October 27, 2015. Prior to October 27, 2015, and the Company commenced its operations as a broker dealer, the Company received an initial cash contribution of $850 from Holdings as well as incurred legal and regulatory expenses. The company conducts business in various states and is registered with the applicable regulatory agencies in those states. The company is exempted from the membership of the Securities Investor Protection Corporation ("SIPC") in 2016. The Company provides underwriting and distribution services for the Thrivent Mutual Funds (the "Funds"), a Massachusetts business trust (the "Trust") and Thrivent Core Funds, a Delaware statutory trust (the "Trust"). The Company's distribution services commenced on January 1st, 2016 and are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution of the Trust's shares.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds. The carrying amount of all cash and cash equivalents equals $12,989 at December 31, 2016, which approximates their fair value.

Receivables

Receivables for distribution fees include 12b-1 distribution fees from the Funds for which the company has satisfied its obligations prior to period end and expects to receive payment for those services performed after period end. Receivables due from the affiliates include marketing and administrative support services for which the company has satisfied its obligations prior to period end and expects to receive payment for those services performed after period end from Thrivent Asset Management, LLC ("TAM") under a contractual revenue sharing agreement that contain both a fixed and variable portion calculated as a percentage of net assets of the Thrivent Mutual Funds. The Company also has receivables due from other entities which are front-end sales load for which the Company has satisfied its obligations prior to period end and expects to receive payment for those services performed after period end.

Note 2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Presentation of Financial Statements - Going Concern

In August 2014, the Financial Accounting Standards Board (FASB) updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of the standard is not expected to have a material impact on the Company's results of operations or financial condition.

Note 3. Income Taxes

The Company is a single member LLC owned by Holdings. As such, it is a disregarded entity for Federal income tax purposes. Nonetheless, its operations are included in the consolidated federal income tax return and state filings of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings and are settled quarterly. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. The deferred tax amounts are settled when the amounts are included in the consolidated tax return. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. A valuation allowance is recognized, if based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2016 were as follows (dollars in thousands):

Deferred tax assets:		
Unamortized start-up costs	$	113
Non-qualified deferred compensation		95
Other		39
Deferred tax assets	$	247

At December 31, 2016 the Company had no federal or state net operating loss carryforwards.

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

There are no unrecognized or uncertain tax positions at December 31, 2016. Tax year 2016 is open under the statute of limitations is subject to examination by the Internal Revenue Service.

Note 4. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company's cash equivalents, consisting of a government money market fund, are classified as Level 1. The fair value of cash equivalents is based on quoted daily net asset value of the invested fund.

The following table presents the balances of assets and liabilities measured at fair value as of December 31 (in thousands):

	December 31, 2016			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 12,979	$ -	$ -	$ 12,979
Total assets at fair value	$ 12,979	$ -	$ -	$ 12,979

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the period.

Note 5. Net Capital Provisions and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of five thousand dollars or 12.5% of the aggregate debit items in the reserve computation during the first year of operation. Rule 15c3-1 requires the Company to maintain net capital equal to the greater of five thousand dollars or 6 2/3% of the aggregate debit items in the reserve computation after the first year of operation.

(in thousands)

At December 31, 2016, the Company had net capital of $4,733, which was $4,183 in excess of the amount required to be maintained. Advances to affiliates, member distribution payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k):(1) of that rule.

Note 6. Related-Party Transactions

The Company received a capital contribution of $850 from Holdings on June 10, 2015, prior to becoming operational and a second capital contribution of $10,000 from Holdings on January 8, 2016.

Receivables due from affiliates on the Statement of Financial Condition as of December 31, 2016, primarily relate to revenue sharing from TAM of $2,952.

Payables due to affiliates on the statement of financial condition as of December 31, 2016, primarily relates to 12b-1 fees of $2,598 and other distribution fees of $2,989 to Thrivent Investment Management, Inc. ("TIMI") and $2,247 to Thrivent Financial for allocated expenses and costs under an intercompany services agreement.

Note 7. Commitments and Contingencies

The Company may be involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. At December 31, 2016, the Company has not recorded an accrual for commitments and contingencies.

Note 8. Subsequent Events

As of February 23, 2017, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.